Exhibit 21.1

List of Subsidiaries of Planet Green Holdings Corp.

Subsidiary	Place of Incorporation

Planet Green Holdings Corporation	British Virgin Islands
Lucky Sky Planet Green Holding Co. Limited	Hong Kong
Jiayi Technologies (Xianning) Co., Ltd.	PRC
Fast Approach Inc.	Canada
Shanghai Shuning Advertising Co, Ltd.	PRC

Variable Interest Entity	Place of Incorporation

Xianning Bozhuang Tea Products Co, Ltd.	PRC
Jilin Chuangyuan Chemical Co., Ltd.	PRC
Jingshan Sanhe Luckysky New Energy Technologies Co, Ltd.	PRC